Exhibit 99.1

Brussels / 25 July 2019 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 2Q19 versus the same period of last year. For important disclaimers and more information on 2018 Restated and the Reference Base, please refer to pages 16 and 17.

Anheuser-Busch InBev reports Second Quarter and Half Year 2019 Results

HIGHLIGHTS

●

Best quarterly volume performance in over five years with total growth of 2.1%, driven by strong performances in many of our key markets including Mexico, Brazil, Europe, South Africa, Nigeria, Australia and Colombia

●	Top-line growth of 6.2% and EBITDA growth of 9.4% with margin expansion of 123 bps to 42.0%

●

Continued success of our premiumization strategy supporting top and bottom line growth with global brand revenue growth of 8.0% (11.3% outside of the brands’ home markets) and High End Company revenue growth of nearly 20%

●	Committed to a Better World – We are halfway to reaching our goal of securing 100% of our purchased electricity from renewable sources by 2025

KEY FIGURES

●

Revenue: Revenue grew by 6.2% in the quarter, with revenue per hl growth of 3.8%, driven by healthy volume growth, global premiumization and revenue management initiatives. In HY19, revenue grew by 6.0%, with revenue per hl growth of 4.2%.

●	Volume: Total volumes grew by 2.1% in 2Q19, with own beer volumes up 2.2% and non-beer volumes up 1.8%. In HY19, total volumes grew by 1.7%, with own beer volumes up 1.7% and non-beer volumes up 3.4%.

●

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 8.0% globally, and by 11.3% outside of their respective home markets. In HY19, the combined revenues of our global brands grew by 8.2% globally and by 12.4% outside of their home markets.

●	Cost of Sales (CoS): CoS increased by 7.2% in 2Q19 and by 4.4% on a per hl basis. In HY19, CoS increased by 6.6% and by 4.5% on a per hl basis.

●

EBITDA: EBITDA grew by 9.4% in the quarter, with EBITDA margin expansion of 123 bps to 42.0%, as a result of top-line growth and enhanced by premiumization and ongoing cost discipline. In HY19, EBITDA grew by 8.8% and EBITDA margin expanded by 104 bps to 40.9%.

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 1 004 million USD in 2Q19 compared to 1 301 million USD in 2Q18. The improvement was primarily due to a mark-to-market gain of 173 million USD in 2Q19 linked to the hedging of our share-based payment programs, compared to a loss of 16 million USD in 2Q18, resulting in a swing of 189 million USD. Net finance costs were 1 365 million USD in HY19 as compared to 2 878 million USD in HY18.

●

Income taxes: Normalized effective tax rate (ETR) increased from 24.7% in 2Q18 to 25.9% in 2Q19. Excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR was 27.2% in 2Q19 as compared to 24.6% in 2Q18. Normalized ETR decreased from 26.1% in HY18 to 23.1% in HY19 and, excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR increased from 25.0% in HY18 to 27.4% in HY19.

●

Profit: Normalized profit attributable to equity holders of AB InBev was 2 470 million USD in 2Q19 versus 2 159 million USD in 2Q18 and was 4 986 million USD in HY19 versus 3 602 million USD in HY18. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 2 295 million USD in 2Q19 as compared to 2 175 million USD in 2Q18 and was 3 866 million USD in HY19 as compared to 3 860 million USD in HY18.

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

●

Earnings per share (EPS): Normalized EPS in 2Q19 was 1.25 USD, an increase from 1.09 USD in 2Q18, positively impacted by mark-to-market gains linked to the hedging of our share-based payment programs. Normalized EPS in HY19 was 2.52 USD, an increase from 1.82 USD in HY18. Underlying EPS (normalized EPS excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 1.16 USD in 2Q19, an increase from 1.10 USD in 2Q18 and was 1.95 USD in HY19, unchanged from 1.95 USD in HY18.

●

Combination with SAB: The business integration resulted in synergies and cost savings of 113 million USD in 2Q19. We have now delivered 3 151 million USD of the expected 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016.

●	Deleveraging: Net debt to normalized EBITDA decreased to 4.58x at 30 June 2019 from 4.61x at 31 December 2018. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

●	2019 Half Year Financial Report: The report is available on our website at www.ab-inbev.com.

Figure 1. Consolidated performance (million USD)
	2Q18 Restated	2Q18 Reference Base	2Q19	Organic growth
Total Volumes (thousand hls)	143 685	143 685	146 120	2.1%
AB InBev own beer	127 632	127 632	130 465	2.2%
Non-beer volumes	14 733	14 733	14 558	1.8%
Third party products	1 320	1 320	1 097	-6.6%
Revenue	13 992	13 764	13 963	6.2%
Gross profit	8 828	8 672	8 700	5.5%
Gross margin	63.1%	63.0%	62.3%	-36 bps
Normalized EBITDA	5 694	5 582	5 862	9.4%
Normalized EBITDA margin	40.7%	40.6%	42.0%	123 bps
Normalized EBIT	4 525	4 428	4 713	12.2%
Normalized EBIT margin	32.3%	32.2%	33.8%	179 bps

Profit attributable to equity holders of AB InBev	1 935		2 484
Normalized profit attributable to equity holders of AB InBev	2 159		2 470
Underlying profit attributable to equity holders of AB InBev	2 175		2 295

Earnings per share (USD)	0.98		1.25
Normalized earnings per share (USD)	1.09		1.25
Underlying earnings per share (USD)	1.10		1.16

	HY18 Restated	HY18 Reference Base	HY19	Organic growth
Total Volumes (thousand hls)	278 515	278 515	279 581	1.7%
AB InBev own beer	245 983	245 983	247 481	1.7%
Non-beer volumes	30 074	30 074	30 109	3.4%
Third party products	2 458	2 458	1 992	-13.5%
Revenue	27 087	26 854	26 552	6.0%
Gross profit	16 922	16 758	16 414	5.7%
Gross margin	62.5%	62.4%	61.8%	-21 bps
Normalized EBITDA	10 820	10 702	10 849	8.8%
Normalized EBITDA margin	39.9%	39.9%	40.9%	104 bps
Normalized EBIT	8 485	8 383	8 549	10.6%
Normalized EBIT margin	31.3%	31.2%	32.2%	133 bps

Profit attributable to equity holders of AB InBev	2 954		6 055
Normalized profit attributable to equity holders of AB InBev	3 602		4 986
Underlying profit attributable to equity holders of AB InBev	3 860		3 866

Earnings per share (USD)	1.50		3.06
Normalized earnings per share (USD)	1.82		2.52
Underlying earnings per share (USD)	1.95		1.95

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

Figure 2. Volumes (thousand hls)
	2Q18	Scope	Organic	2Q19	Organic growth
	Reference Base		growth		Total Volume	Own beer volume
North America	29 813	15	- 715	29 113	-2.4%	-2.5%
Middle Americas	32 212	- 55	2 051	34 208	6.4%	7.1%
South America	30 383	21	184	30 588	0.6%	0.3%
EMEA	21 340	- 416	1 155	22 079	5.5%	6.2%
Asia Pacific	29 804	-32	333	30 105	1.1%	1.3%
Global Export and Holding Companies	132	-132	26	26	-	-
AB InBev Worldwide	143 685	- 600	3 035	146 120	2.1%	2.2%

Figure 2. Volumes (thousand hls)
	HY18	Scope	Organic	HY19	Organic growth
	Reference Base		growth		Total Volume	Own beer volume
North America	54 627	15	-1 007	53 635	-1.8%	-1.9%
Middle Americas	62 950	- 109	1 881	64 722	3.0%	3.1%
South America	64 471	188	2 198	66 856	3.4%	3.1%
EMEA	41 889	-3,228	1 574	40 235	4.1%	4.5%
Asia Pacific	54 100	-32	23	54 092	-	0.6%
Global Export and Holding Companies	478	-478	42	42	-	-
AB InBev Worldwide	278 515	-3 645	4 711	279 581	1.7%	1.7%

MANAGEMENT COMMENTS

In 2Q19, we achieved our best volume performance in more than five years, contributing to a strong top-line and EBITDA performance. Revenue grew by 6.2% driven by volume growth of 2.1% (own beer +2.2%, non-beer +1.8%) and revenue per hl growth of 3.8%, in line with our guidance for more balanced top-line growth.

We delivered volume growth across most of our major markets, with especially strong results from Mexico, Brazil, Europe, South Africa, Nigeria, Australia and Colombia, with some of these markets also benefiting from the later timing of the Easter holiday. We achieved this broad-based growth despite a difficult comparable, as we were lapping the impact of our 2018 FIFA World Cup RussiaTM sponsorship, our largest commercial activation in history. We saw healthy revenue growth across our key markets, led by Mexico, Brazil, China, Europe and the US.

Premiumization remains a significant opportunity and a critical component of our strategy to deliver sustainable top and bottom-line growth. We continue to lead the way globally with our unparalleled portfolio of premium brands, as we believe premiumization requires a portfolio approach to meet consumer needs. Our High End Company continues to be a growth engine, growing revenues by 19.5% in the quarter. Our global brands grew revenues by 8.0% and by 11.3% outside of their home markets. Budweiser grew by 5.6% outside of the US, Stella Artois increased by nearly 12% and Corona was up 23.7% outside of Mexico.

Budweiser, which drove extensive scale and reach with the Men’s 2018 FIFA World Cup RussiaTM, continued to support the world’s best football by leveraging the Women’s 2019 FIFA World Cup FranceTM in many of our markets. Additionally, Budweiser announced a multi-year sponsorship with two of the top international football leagues, the Premier League and LaLiga. These new sponsorships will activate across five continents and in more than 20 countries.

As a long-time partner of the FIFA World Cup™ and supporter of football leagues and several national teams worldwide, Budweiser is expanding its support for the world’s game and continues to connect to more football fans. As a reminder, in FY18 our sales and marketing investments were weighted toward the first half of the year due to the 2018 FIFA World Cup RussiaTM activation. In FY19, we expect that our sales and marketing investments will be much more balanced throughout the year, resulting in a more difficult comparable in the second half of 2019, particularly in the third quarter.

Stella Artois launched campaigns related to the passion point of food in markets around the world, including Canada, Brazil and Chile. Corona achieved its highest ever sales results in the major markets of Australia and Chile. It also launched its Better World platform globally and achieved its goal of cleaning up 100 islands one year ahead of schedule.

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

EBITDA grew by 9.4% in 2Q19 with margin expansion of 123 bps to 42.0%. This was primarily due to the strong top-line performance, resulting from volume growth and favorable brand mix from premiumization, as well as ongoing cost discipline and synergies from the SAB combination, partially offset by significant commodity and transactional currency headwinds as a result of the timing of our hedges. We expect that these headwinds will pick-up in the third quarter before moderating in the fourth quarter, consistent with our full year guidance of CoS per hl growth of mid-single digits in FY19.

In connection with our Better World platform, we reached another important milestone this quarter on our journey to achieve our ambitious 2025 sustainability goals. On World Environment Day, we announced that we are halfway to achieving our global commitment of sourcing 100% of our purchased electricity from renewable sources. We will continue to work towards achieving our climate action goal with increased renewable electricity usage, brewing efficiency, green logistics programs, and innovation to reduce our carbon footprint. We also launched the Road Safety Toolkit in partnership with the United Nations Institute for Training and Research (UNITAR), which provides governments with a proven methodology to design and implement local solutions to reduce traffic crashes. Our partnership with UNITAR and rollout of the Road Safety Toolkit reinforces our commitment to strengthening global partnerships between the public and private sector in support of the United Nations Sustainable Development Goals.

Our net debt was 104.2 billion USD as of 30 June 2019, which was unchanged from 31 December 2018, after restatement for adoption of IFRS 16 on lease accounting and inclusion of the lease liability of approximately 1.8 billion USD. Our net debt to normalized EBITDA ratio decreased from 4.61x at 31 December 2018 to 4.58x at 30 June 2019. This reduction was achieved despite the seasonality of our cash flows, which skews toward the second half of the year, typically resulting in an increased net debt to EBITDA ratio at 30 June in comparison to 31 December of the prior year. We expect to deliver further progress on our deleveraging path by the end of 2019 as the majority of our cash flow is generated in the second half of the year. Our optimal capital structure is a net debt to EBITDA ratio of around 2x, and we remain committed to a net debt to EBITDA ratio below 4x by the end of 2020.

Additionally, on 19 July 2019, we announced an agreement to divest our Australian business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (Asahi) for 16.0 billion AUD, equivalent to approximately 11.3 billion USD, in enterprise value for an implied multiple of 14.9x 2018 normalized EBITDA. As part of this transaction, we will grant Asahi rights to commercialize our portfolio of global and international brands in Australia. This transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia, and is expected to close by the first quarter of 2020. We continue to believe in the strategic rationale of a potential offering of a minority stake of Budweiser APAC, excluding Australia, provided that it can be completed at the right valuation.

We remain firmly committed to enhancing shareholder value, optimizing our business and driving long-term, sustainable growth. Our strong commercial plans, unparalleled portfolio, diverse geographic footprint, best-in-class operating efficiency, and, most importantly, our incredibly talented people position us well to shape the global beer category in 2019 and beyond.

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

2019 OUTLOOK

(i)

Overall Performance: In FY19, we continue to expect to deliver strong revenue and EBITDA growth, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is even more focused on category expansion, targeting a more balanced top-line growth between volume and revenue per hl. We expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs (sum of CoS plus SG&A) below inflation.

(ii)	Cost of Sales: We continue to expect CoS per hl to increase by mid-single digits, with currency and commodity headwinds to be offset by cost management initiatives.

(iii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 2 604 million USD was captured between 1 April 2016 and 30 June 2019. The balance of roughly 50 million USD is expected to be captured by the end of 2019.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY19 to be between 3.75-4.00%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be approximately 160 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate (ETR): We expect the normalized ETR in FY19 to be in the range of 25% to 27%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY19.

(vii)

Debt: Approximately 40% of our gross debt is denominated in currencies other than the US dollar, principally the Euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

BUSINESS REVIEW

United States

In the US, we saw another quarter of top-line growth with revenue growth of 1.8%, leading to revenue growth of 1.7% for HY19. This was led by revenue per hl growth of 4.2% in 2Q19 and 3.4% in HY19, driven by the continued premiumization of our portfolio and our revenue management initiatives, including a price increase in April that was earlier than in prior years. We estimate that industry sales-to-retailers (STRs) declined by 2.8% in 2Q19, driven primarily by unfavorable weather conditions, while our own STRs were down by 4.0% and our sales-to-wholesalers (STWs) were down 2.3%. In HY19, our STRs declined by 3.0% and our STWs declined by 1.7%. We estimate a decline in total market share of 55 bps in 2Q19, driven by ongoing segment mix shift and the timing of our price increase. In HY19, we estimate a decline in total market share of 40 bps with estimated industry STRs declining by 2.2%.

Our above core portfolio outperformed the industry once again, gaining 80 bps of market share as per our estimates, led by the Michelob Ultra family, our regional craft portfolio, Bon & Viv Spiked Seltzer and our innovations in the segment. Michelob Ultra accelerated its share performance this quarter, reporting its best quarterly share gain in over two years, with the brand family maintaining its position as the top share gainer. Our regional craft portfolio grew double digits in 2Q19, gaining share within the segment.

We continued to achieve strong performances from our innovation pipeline across all price segments. We contributed 57% of the innovation volume within the category so far this year, led by Michelob Ultra Infusions, Naturdays, and Bud Light Lemon Tea.

The mainstream segment remains under pressure as consumers trade up to higher price tiers. Our mainstream portfolio market share contracted by an estimated 135 bps in 2Q19, partially affected by the timing of our price increase. Within the mainstream segment, our market share declined by 20 bps in 2Q19, bringing our HY19 share of segment performance to a decline of 10 bps.

EBITDA grew by 2.8% in 2Q19, as we continue to accelerate the momentum of our premiumization strategy and focus our resources on our commercial priorities, leading to margin expansion of 40 bps to 40.7%. In HY19, we grew EBITDA by 2.7%, with margin expansion of 38 bps to 40.2%.

Mexico

Our business in Mexico delivered a very strong quarter with both revenue and volume growing by double digits with low single digit revenue per hl expansion and accelerated market share gains. The top-line result was supported by the later timing of the Easter holiday and delivered despite a challenging comparable. In HY19, revenue grew by high single digits as a result of revenue per hl growth of mid-single digits and volume growth of mid-single digits.

Ongoing execution of the category expansion framework has enabled our portfolio to continue delivering growth across our core and premium portfolios. In classic lagers, Victoria benefits from increased consumption during the weekdays thanks to growing relevance in the meal occasion and Corona creates meaningful connections with consumers as it demonstrates its ongoing commitment to our environment through its efforts to clean up the beaches of Mexico. Our premium portfolio also continues to meaningfully contribute to our results, with Modelo Especial, Stella Artois and Michelob Ultra growing above 20% in the quarter. Our brands across the portfolio have leveraged digital communication to activate key cultural moments, such as Stella Artois’ Father’s Day.

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Brussels / 25 July 2019 / 7.00am CET

During the quarter we successfully executed the first waves of our full portfolio availability in OXXO, the largest c-store chain in Mexico, where our beers were previously unavailable. The first wave was in Guadalajara in April and the second in Mexico City in June. Today, our beers are available in over 4 000 OXXO stores and will progressively become available in all 17 000+ OXXO stores across the country by the end of 2022. The next wave will begin in early 2020.

EBITDA grew by more than 30% with significant margin expansion, primarily driven by solid top-line growth, a reduction in distribution expenses as a result of footprint optimization following the opening of the Centro brewery earlier this year, and the phasing of sales and marketing investments following last year’s activations relating to 2018 FIFA World Cup RussiaTM. In HY19, EBITDA grew by more than 20% with consistent margin expansion.

Colombia

Our business in Colombia delivered another strong quarter with revenue growth of mid-single digits and revenue per hl growth of low single digits. Volume growth accelerated from the first quarter with total volumes up mid-single digits, driven by beer volume growth of more than 3% and non-beer volume growth of high single digits. We estimate that our beer portfolio gained 30 bps of share of total alcohol in 2Q19. In HY19, revenue grew by mid-single digits with revenue per hl growth of mid-single digits and volume growth of low single digits (beer up low single digits, non-beer up mid-single digits).

Premiumization remains a major opportunity in Colombia and we are leading the way in growing the segment through our global brand portfolio. The brands were up by more than 50% driven by continued expansion and successful activations, led by Corona and Budweiser which have become the number one and number two brands, respectively, by volume share in the international premium segment. Aguila also continues to perform very well, growing by mid-teens this quarter as it continues to leverage consumers’ football passion point with a successful Copa América campaign.

In addition to the solid performance in our beer business, our non-alcohol malt beverages Pony Malta and Malta Leona continued to deliver on their proposition as a better alternative in this space.

Our EBITDA grew by low double digits with almost 400 bps of margin expansion. This was driven by the strong top-line performance, further synergy delivery and ongoing cost discipline. In HY19, EBITDA grew by low double digits with margin expansion of over 300 bps.

Brazil

In Brazil, our revenues grew by 7.3%, with revenue per hl growth of 3.7% in 2Q19 and total volumes up by 3.5%. Beer volume growth of 2.8% outperformed an industry that was roughly flat, and non-beer volume growth of 5.6% was also ahead of an industry that was up by low single digits. Brand mix from our ongoing premiumization strategy was partially offset by geographic mix, as we continue to grow faster in the North and Northeast regions. In HY19, revenue grew by 12.3% with revenue per hl growth of 4.0% and volume growth of 8.0% (beer +7.1%, non-beer +10.9%), outperforming both industries that grew by low single digits.

Our premium brands, led by our global brand portfolio and our local premium brands, grew by double digits in 2Q19, outpacing the industry and gaining share within the growing premium segment. Our global brand portfolio grew by double digits in 2Q19, led by Corona and Stella Artois. Our local premium brands also had a strong quarter, led by double digit growth of Antarctica Original and enhanced by the continued scale-up of our craft portfolio. In the core plus segment, Bohemia continues to grow rapidly off a meaningful base with triple digit growth. Within the core segment, our Skol Puro Malte innovation was rolled out nationally this quarter following its successful launch. Our smart affordability strategy continues to gain traction, led

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by the success of Nossa and Magnífica, our affordable brands brewed with ingredients grown by local farmers. In June, we launched another brand under this initiative, Legítima, in the state of Ceará, as we find new opportunities to increase our presence in the value segment in relevant states at comparable margins to our core portfolio.

EBITDA declined by 4.4% with margin compression of 476 bps to 38.9% in 2Q19, as healthy top-line growth was more than offset by higher cost of sales, driven by higher commodity prices (aluminum and barley) and the devaluation of transactional currency. This result was in line with our guidance of cost of sales per hl growth of mid-teens in Brazil in 2019, which should be weighted toward the first three quarters of the year. In HY19, EBITDA grew by 2.5% with margin compression of 383 bps to 39.9%, driven again by higher commodity prices and the devaluation of transactional currency.

South Africa

Our South African business grew revenue by high single digits, led by mid-single digit volume growth benefitting from the timing of Easter and despite a continued challenging macroeconomic environment. We estimate that we continued to gain share of total alcohol in the quarter. Revenue per hl increased low single digits driven by favorable brand and pack mix, due to the faster growth of the premium portfolio and convenience packs, coupled with revenue management initiatives. In HY19, revenue, volumes and revenue per hl grew by low single digits.

The premium segment, where we under-index, continues to grow faster than the total industry, and our brands in the segment continue to grow rapidly, led by Corona which delivered triple-digit growth. We also grew strongly in the near beer segment with Brutal Fruit doubling its quarterly volume.

Additionally, we recently were awarded a Broad-Based Black Economic Empowerment (BBBEE) Level 3 Contributor Status for the first time in the company’s history. Today, we source over 97% of our packaging and raw materials such as barley, hops and maize from local suppliers. We believe that small businesses are critical drivers of the economic growth and transformation, and that empowerment of communities is key to the growth and success of our business in South Africa.

EBITDA was down by mid-single digits with margin compression of more than 700 bps, driven by the timing of commodity and transactional currency hedges as well as increased investments in sales and marketing to grow our global brands in the premium segment. In HY19, EBITDA was down by low double digits with margin contraction of approximately 670 bps.

China

Our Chinese business grew revenue by 7.1% in 2Q19. Volume grew 0.6% led by our ongoing premiumization efforts and shipment phasing ahead of summer activations, despite a softer industry and challenging comparable as we cycled our best quarter in more than three years. We drove revenue per hl growth of 6.5%, driven primarily by premiumization and supported by revenue management initiatives. In HY19, revenue grew 7.4% driven by revenue per hl growth of 7.6% and a slight volume decline of 0.2%.

Our super premium portfolio continues to outperform with double digit growth, led by Corona and Hoegaarden. Budweiser grew by mid-single digits fueled by its activations surrounding passion points such as sports and meals. In the core plus segment, our recent innovation Harbin Crystal delivered strong growth as consumers continue to trade-up from the core and value segments. Our portfolio also grew double digits in the e-commerce channel once again.

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

EBITDA grew by 24.4% with margin expansion of 583 bps as our portfolio premiumization trend continues, and we delivered strong operational leverage driven by cost discipline and the phasing of sales and marketing initiatives. In HY19, EBITDA grew by 21.6% with margin expansion of 477 bps.

Highlights from our other markets

Canada top-line declined by low single digits in 2Q19, as volumes declined primarily due to a weak beer industry, and revenue per hl grew by low single digits. We estimate we gained market share this quarter, driven by gains across the premium, core plus, and core segments, partially offset by ongoing competitive pressure in the value segment. Our High End Company in Canada continues to outpace the industry and is gaining share of the premium segment, led by the double digit volume growth of our premium import brands, including Corona, Stella Artois and Hoegaarden. Share gains in the core and core plus segments were led by Bud Light and Michelob Ultra, the fastest-growing brand in Canada.

In Peru, we grew revenue by high single digits as a result of healthy brand mix and revenue management initiatives, including a price increase to offset excise tax increases, though volumes declined by low single digits as a result of the challenging macroeconomic environment. Our global brands continue to lead the way and grew by more than 50%, led by Corona and Budweiser. Cristal, our largest core brand, also performed well as a result of a successful Copa América campaign. Our business in Ecuador grew revenue by mid-single digits and volume by low single digits in 2Q19. Premiumization continues to be a meaningful driver for our portfolio, with both our global brands and local premium brands growing double digits.

In Argentina, the macroeconomic environment remains extremely challenging, driving a volume decline of low teens in 2Q19, while our revenues and revenue per hl grew by double digits as a result of our revenue management initiatives. We remain focused on investing behind our strong portfolio to offer the right brands to meet consumer needs across a variety of occasions. Our above core brands are performing well, led by our global brands and local champions. We continue to execute our affordability strategy in light of the difficult macroeconomic conditions with the launch of packs that minimize out-of-pocket expenditure.

Within EMEA, Europe delivered a strong quarter and grew both revenue and volume by mid-single digits with EBITDA growth of high single digits. This strong result was fueled by market share gains in all of our major markets and underpinned by continued expansion in the premium segment, despite a challenging comparable as we cycled the 2018 FIFA World Cup Russia™. The UK continues to grow volumes both in on- and off-premise channels, with Corona and Bud Light volumes up double digits. Belgium continues to grow volumes with Jupiler posting healthy gains and strong growth from Stella Artois, underpinned by the new “Home of Beer” campaign. Additionally, both France and the Netherlands posted strong revenue growth with double digit volume growth, enhanced by a successful launch of Budweiser in France. In Africa excluding South Africa, Nigeria continues to lead the way with double digit revenue and volume growth fueled by our core portfolio as well as Budweiser in the premium segment. Our beer volumes in Tanzania returned to growth this quarter with good performances across our portfolio. Volumes in Mozambique declined by mid-teens following the effects of a devastating tropical cyclone earlier in the year.

In Australia, double digit revenue and volume growth in 2Q19 was driven by the later timing of the Easter holiday and inventory phasing ahead of a scheduled price increase in August. Great Northern remains a key growth engine with continued double digit growth, and our premium portfolio is performing well, led by Corona and our local craft brands. Our first non-alcohol beer, Carlton Zero, continues to strengthen our NABLAB portfolio.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	2Q18	2Q18	2Q19	Organic
	Restated	Reference Base		growth
Revenue	13 992	13 764	13 963	6.2%
Cost of sales	-5 163	-5 092	-5 263	-7.2%
Gross profit	8 828	8 672	8 700	5.5%
SG&A	-4 519	-4 455	-4 220	0.4%
Other operating income/(expenses)	216	211	233	18.0%
Normalized profit from operations (normalized EBIT)	4 525	4 428	4 713	12.2%
Non-recurring items above EBIT	-100		-59
Net finance income/(cost)	-1 301		-1 004
Non-recurring net finance income/(cost)	-164		44
Share of results of associates	36		9
Income tax expense	-754		-943
Profit	2 244		2 760
Profit attributable to non-controlling interest	309		276
Profit attributable to equity holders of AB InBev	1 935		2 484

Normalized EBITDA	5 694	5 582	5 862	9.4%
Normalized profit attributable to equity holders of AB InBev	2 159		2 470

	HY18	HY18	HY19	Organic
	Restated	Reference Base		growth
Revenue	27 087	26 854	26 552	6.0%
Cost of sales	-10 165	-10 096	-10 138	-6.6%
Gross profit	16 922	16 758	16 414	5.7%
SG&A	-8 839	-8 774	-8 258	-1.1%
Other operating income/(expenses)	402	397	393	7.0%
Normalized profit from operations (normalized EBIT)	8 485	8 383	8 549	10.6%
Non-recurring items above EBIT	-196		-104
Net finance income/(cost)	-2 878		-1 365
Non-recurring net finance income/(cost)	-494		1 166
Share of results of associates	93		62
Income tax expense	-1 420		-1 666
Profit	3 590		6 642
Profit attributable to non-controlling interest	636		587
Profit attributable to equity holders of AB InBev	2 954		6 055

Normalized EBITDA	10 820	10 702	10 849	8.8%
Normalized profit attributable to equity holders of AB InBev	3 602		4 986

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	2Q18	2Q19	HY18	HY19
Restructuring	-83	-30	-137	-58
Acquisition costs / Business combinations	-23	-16	-38	-23
Business and asset disposal (including impairment losses)	6	-14	-21	-24
Impact on profit from operations	-100	-59	-196	-104

Normalized profit from operations excludes negative non-recurring items of 59 million USD in 2Q19, primarily related to the one-off costs linked to the SAB integration.

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Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	2Q18 Restated	2Q19	HY18 Restated	HY19
Net interest expense	-986	-973	-1 955	-1 946
Net interest on net defined benefit liabilities	-24	-23	-48	-48
Accretion expense	-127	-146	-239	-290
Mark-to-market	-16	173	-258	1 124
Other financial results	-148	-35	-378	-205
Net finance income/(cost)	-1 301	-1 004	-2 878	-1 365

Net finance cost was positively impacted by the mark-to-market gains on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	2Q18	2Q19	HY18	HY19
Share price at the start of the period (Euro)	89.28	74.76	93.13	57.70
Share price at the end of the period (Euro)	86.50	77.84	86.50	77.84
Number of equity derivative instruments at the end of the period (millions)	46.9	46.9	46.9	46.9

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	2Q18	2Q19	HY18	HY19
Mark-to-market (Grupo Modelo deferred share instrument)	-10	88	-127	556
Other mark-to-market	-9	87	-123	542
Early termination fee of Bonds and Other	-146	-131	-244	68
Non-recurring net finance income/(cost)	-164	44	-494	1 166

Non-recurring net finance income includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	2Q18	2Q19	HY18	HY19
Share price at the start of the period (Euro)	89.28	74.76	93.13	57.70
Share price at the end of the period (Euro)	86.50	77.84	86.50	77.84
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5
Income tax expense
Figure 9. Income tax expense (million USD)
	2Q18 Restated	2Q19	HY18 Restated	HY19
Income tax expense	754	943	1 420	1 666
Effective tax rate	25.5%	25.5%	28.9%	20.2%
Normalized effective tax rate	24.7%	25.9%	26.1%	23.1%
Normalized effective tax rate before MTM	24.6%	27.2%	25.0%	27.4%

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The increase in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attribution to equity holders of AB InBev (million USD)
	2Q18 Restated	2Q19	HY18 Restated	HY19
Profit attributable to equity holders of AB InBev	1 935	2 484	2 954	6 055
Non-recurring items, before taxes	100	59	196	104
Non-recurring finance (income)/cost, before taxes	164	-44	494	-1 166
Non-recurring taxes	-43	-19	-45	5
Non-recurring non-controlling interest	4	-10	3	-12
Normalized profit attributable to equity holders of AB InBev	2 159	2 470	3 602	4 986
Underlying profit attributable to equity holders of AB InBev	2 175	2 295	3 860	3 866

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)
	2Q18 Restated	2Q19	HY18 Restated	HY19
Basic earnings per share	0.98	1.25	1.50	3.06
Non-recurring items, before taxes	0.05	0.03	0.10	0.05
Non-recurring finance (income)/cost, before taxes	0.08	-0.02	0.25	-0.59
Non-recurring taxes	-0.02	-0.01	-0.02	-
Normalized earnings per share	1.09	1.25	1.82	2.52
Underlying earnings per share	1.10	1.16	1.95	1.95

Figure 12. Key components - Normalized Earnings per share in USD
	2Q18 Restated	2Q19	HY18 Restated	HY19
Normalized EBIT before hyperinflation	2.29	2.38	4.30	4.34
Hyperinflation impacts in normalized EBIT	-	-	-	-0.02
Normalized EBIT	2.29	2.38	4.30	4.32
Mark-to-market (share-based payment programs)	-0.01	0.09	-0.13	0.57
Net finance cost	-0.65	-0.59	-1.33	-1.26
Income tax expense	-0.40	-0.49	-0.74	-0.84
Associates & non-controlling interest	-0.13	-0.14	-0.27	-0.27
Normalized EPS	1.09	1.25	1.82	2.52
Mark-to-market (share-based payment programs)	0.01	-0.09	0.13	-0.57
Hyperinflation impacts in EPS	-	-	-	-
Normalized EPS before MTM and hyperinflation	1.10	1.16	1.95	1.95

Adoption of hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

We have updated the 2018 Reference Base (up to Normalized EBIT) for the impact of hyperinflation accounting in Argentina as if we had applied hyperinflation accounting as of 1 January 2018.

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The impact of hyperinflation in 2Q18 and 2Q19, as well as HY18 and HY19, on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation
Revenue	2Q18 Reference Base	2Q19	HY18 Reference Base	HY19
Indexation(1)	41	45	55	59
Currency(2)	- 269	16	- 288	- 31
Total impact	- 228	61	- 233	28

Normalized EBITDA	2Q18 Reference Base	2Q19	HY18 Reference Base	HY19
Indexation(1)	13	20	17	24
Currency(2)	- 117	13	- 125	- 14
Total impact	- 104	33	- 108	10

USDARS average rate			20.3037	40.2779
USDARS closing rate			28.8620	42.4489

(1) Indexation calculated at closing rate

(2) Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In HY19, we reported 48 million USD monetary adjustment in the finance line, a negative impact on the profit attributable to equity holders of AB InBev of 4 million USD. This had no impact on normalized EPS in 2Q19 or HY19.

The 2018 Restated financials that consider the new rules on lease accounting were not restated for hyperinflation accounting for the periods ending 31 March 2018 and 30 June 2018. As a consequence, the 2Q18 Restated results do not include any impact of hyperinflation accounting. Please refer to the 2Q18 Reference Base for the results including the impact of hyperinflation accounting as well as the new rules on lease accounting for results up to Normalized EBIT.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q18 Restated	2Q18 Reference base	2Q19	HY18 Restated	HY18 Reference base	HY19
Profit attributable to equity holders of AB InBev	1 935		2 484	2 954		6 055
Non-controlling interests	309		276	636		587
Profit	2 244		2 760	3 590		6 642
Income tax expense	754		943	1 420		1 666
Share of result of associates	- 36		- 9	- 93		- 62
Net finance (income)/cost	1 301		1 004	2 878		1 365
Non-recurring net finance (income)/cost	164		- 44	494		-1 166
Non-recurring items above EBIT (incl. non-recurring impairment)	100		59	196		104
Normalized EBIT	4 525	4 428	4 713	8 485	8 383	8 549
Depreciation, amortization and impairment	1 169	1 154	1 149	2 335	2 319	2 300
Normalized EBITDA	5 694	5 582	5 862	10 820	10 702	10 849

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Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

FINANCIAL POSITION

Figure 15. Cash Flow Statement (million USD)
	HY18 restated	HY19
Operating activities
Profit	3 590	6 642
Interest, taxes and non-cash items included in profit	7 022	4 147
Cash flow from operating activities before changes in working capital and use of provisions	10 612	10 789

Change in working capital	-2 298	-1 593
Pension contributions and use of provisions	- 282	- 279
Interest and taxes (paid)/received	-4 645	-4 158
Dividends received	38	137
Cash flow from operating activities	3 425	4 896

Investing activities
Net capex	-1 972	-1 499
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	- 72	- 250
Net of tax proceeds from SAB transaction-related divestitures	- 430	-
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 299	- 1
Other	- 75	- 5
Cash flow from investing activities	-1 250	-1 755

Financing activities
Dividends paid	-5 132	-2 389
Net (payments on)/proceeds from borrowings	1 703	1 411
Payments of lease liabilities	- 222	- 235
Other (including net finance cost other than interest and purchase of non-controlling interest)	-1 192	- 784
Cash flow from financing activities	-4 843	-1 997

Net increase/(decrease) in cash and cash equivalents	-2 668	1 144

HY19 recorded an increase in cash and cash equivalents of 1 144 million USD compared to a decrease of 2 668 million USD in HY18, with the following movements:

●

Our cash flow from operating activities reached 4 896 million USD in the first half of 2019 compared to 3 425 million USD in the first half of 2018. The increase mainly results from lower changes in working capital in 2019 compared to 2018 and lower income taxes paid in 2019. Taxes paid in 2018 included

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tax payments related to prior periods. Changes in working capital in the first half of 2019 and 2018 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Net cash outflow from investing activities was 1 755 million USD in the first half of 2019 as compared to a net cash outflow of 1 250 million USD in the first half of 2018. The increase in the cash outflow from investing activities was mainly due to lower proceeds from the sale of short-term debt securities. The 2018 cash flow used in investing activities was negatively impacted by the payments related to the recovery of the Budweiser distribution rights in Argentina as well as payments on SAB-related divestitures which were not repeated in 2019.

•	The cash outflow from financing activities amounted to 1 997 million USD in the first half of 2019 as compared to a cash outflow of 4 843 million USD in the first half of 2018.

Our net debt was restated to reflect the impact of the adoption of IFRS 16 and amounted to 104.2 billion USD as of 30 June 2019 and 31 December 2018. Our net debt to Normalized EBITDA ratio was 4.61x as of 31 December 2018 on a Restated base and 4.58x as of 30 June 2019 on a Reference base. FY18 net debt to EBITDA calculation was restated considering the new rules on lease accounting (IFRS 16). HY19 net debt to EBITDA calculation is done using the Reference base. The Reference base reflects the restatement for the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and after restatement of the EBITDA and net debt considering the new rules on lease accounting. Our optimal capital structure is a net debt to EBITDA ratio of around 2x, and we remain committed to a net debt to EBITDA ratio below 4x by the end of 2020.

We will continue to proactively manage our debt portfolio, of which 91% holds a fixed-interest rate, 40% is denominated in currencies other than USD, and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2019 we had total liquidity of 17.1 billion USD, which consisted of 9.0 billion USD available under committed long-term credit facilities and 8.1 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

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RECENT EVENTS

Potential IPO of Budweiser APAC

On 12 July 2019, we decided that we were not proceeding with the proposed public offering of a minority stake in our Asia Pacific subsidiary, Budweiser Brewing Company APAC Limited (Budweiser APAC), on the Hong Kong Stock Exchange at that time.

Agreement to Sell Carlton & United Breweries to Asahi Group Holdings, Ltd. and Ongoing Evaluation of a Potential IPO of Budweiser APAC

On 19 July 2019, we announced an agreement to divest our Australian business (Carlton & United Breweries) to Asahi Group Holdings, Ltd. (Asahi) for 16.0 billion AUD, equivalent to approximately 11.3 billion USD, in enterprise value for an implied multiple of 14.9x 2018 normalized EBITDA. As part of this transaction, we will grant Asahi rights to commercialize our portfolio of global and international brands in Australia. This transaction is subject to customary closing conditions, including but not limited to regulatory approvals in Australia, and is expected to close by the first quarter of 2020.

Additionally, we informed that we continue to believe in the strategic rationale of a potential offering of a minority stake of Budweiser APAC, excluding Australia, provided that it can be completed at the right valuation.

This press release does not represent an offer to sell nor a solicitation to buy shares in Budweiser APAC.

NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

AB InBev has restated its 2018 results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 and the new company organizational structure effective 1 January 2019 in line with IFRS rules. This presentation is referred to as “2018 Restated”.

AB InBev has updated its 2018 segment reporting for purposes of result announcement. This presentation, referred to as the “2018 Reference Base”, includes, for comparative purposes and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure effective 1 January 2019 (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018.

All references per hectoliter (per hl) exclude US non-beer activities. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 22 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. Values in the figures and annexes may not add up, due to rounding.

2Q19 and HY19 EPS is based upon a weighted average of 1 980 million shares compared to a weighted average of 1 975 million shares for 2Q18 and HY18.

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Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holdings Limited and an inability to complete any strategic options with respect to our Asia Pacific businesses and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2019. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The half year 2019 (HY19) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2019, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL in accordance with the standards of the Public Company Accounting Oversight Board (United States), and in accordance with International Standard on Review Engagements 2410. The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2019 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, July 25, 2019:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 2Q19 Results Webcast

Conference call (with interactive Q&A):

AB InBev 2Q19 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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Annex 1
AB Inbev Worldwide	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	143 685	- 600	-	3 035	146 120	2.1%
of which AB InBev own beer	127 632	- 20	-	2 853	130 465	2.2%
Revenue	13 764	- 20	- 624	843	13 963	6.2%
Cost of sales	-5 092	- 77	274	- 369	-5 263	-7.2%
Gross profit	8 672	- 97	- 350	475	8 700	5.5%
SG&A	-4 455	12	208	16	-4 220	0.4%
Other operating income/(expenses)	211	1	- 16	38	233	18.0%
Normalized EBIT	4 428	- 82	- 158	528	4 713	12.2%
Normalized EBITDA	5 582	- 17	- 221	521	5 862	9.4%
Normalized EBITDA margin	40.6%				42.0%	123 bps

North America	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	29 813	15	-	- 715	29 113	-2.4%
Revenue	4 181	7	- 24	59	4 224	1.4%
Cost of sales	-1 535	- 5	8	- 10	-1 543	-0.7%
Gross profit	2 647	2	- 17	49	2 681	1.8%
SG&A	-1 179	- 3	8	- 13	-1 186	-1.1%
Other operating income/(expenses)	1	-	-	7	8	-
Normalized EBIT	1 469	- 1	- 8	43	1 503	2.9%
Normalized EBITDA	1 673	- 1	- 9	35	1 698	2.1%
Normalized EBITDA margin	40.0%				40.2%	26 bps

Middle Americas	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	32 212	- 55	-	2 051	34 208	6.4%
Revenue	2 892	- 31	- 119	282	3 024	9.8%
Cost of sales	- 851	5	33	- 74	- 887	-8.7%
Gross profit	2 041	- 26	- 86	208	2 137	10.3%
SG&A	- 827	4	31	55	- 736	6.7%
Other operating income/(expenses)	21	3	- 1	25	47	107.4%
Normalized EBIT	1 235	- 19	- 56	288	1 448	23.7%
Normalized EBITDA	1 448	- 33	- 65	320	1 670	22.6%
Normalized EBITDA margin	50.1%				55.2%	575 bps

South America	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	30 383	21	-	184	30 588	0.6%
Revenue	2 101	2	- 110	159	2 152	7.6%
Cost of sales	- 797	- 48	86	- 132	- 890	-15.6%
Gross profit	1 304	- 46	- 24	27	1 262	2.2%
SG&A	- 720	- 5	50	- 18	- 693	-2.5%
Other operating income/(expenses)	74	- 3	- 2	- 31	38	-43.3%
Normalized EBIT	657	- 54	24	- 21	607	-3.5%
Normalized EBITDA	884	21	8	- 74	839	-8.2%
Normalized EBITDA margin	42.1%				39.0%	-632 bps

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

EMEA	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	21 340	- 416	-	1 155	22 079	5.5%
Revenue	2 176	- 10	- 198	145	2 113	6.7%
Cost of sales	- 887	7	80	- 109	- 910	-12.6%
Gross profit	1 289	- 3	- 118	35	1 203	2.8%
SG&A	- 751	- 2	66	- 23	- 711	-3.1%
Other operating income/(expenses)	68	-	- 4	- 8	55	-11.3%
Normalized EBIT	606	- 5	- 57	4	548	0.7%
Normalized EBITDA	847	- 6	- 79	41	803	4.9%
Normalized EBITDA margin	38.9%				38.0%	-68 bps

Asia Pacific	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	29 804	- 32	-	333	30 105	1.1%
Revenue	2 327	- 14	- 170	163	2 306	7.1%
Cost of sales	- 958	- 2	64	1	- 895	0.1%
Gross profit	1 369	- 16	- 106	164	1 411	12.2%
SG&A	- 741	19	47	33	- 642	4.6%
Other operating income/(expenses)	43	-	- 4	24	63	56.7%
Normalized EBIT	670	3	- 63	221	832	33.2%
Normalized EBITDA	870	3	- 76	200	998	23.1%
Normalized EBITDA margin	37.4%				43.3%	564 bps

Global Export and Holding Companies	2Q18 Reference base	Scope	Currency Translation	Organic Growth	2Q19	Organic Growth
Total volumes (thousand hls)	132	- 132	-	26	26	-
Revenue	87	26	- 2	36	145	32.3%
Cost of sales	- 65	- 34	3	- 44	- 138	-46.4%
Gross profit	22	- 8	1	- 9	7	-64.1%
SG&A	- 236	- 1	5	- 19	- 251	-8.1%
Other operating income/(expenses)	5	2	- 4	20	21	322.6%
Normalized EBIT	- 209	- 6	2	- 8	- 224	-3.9%
Normalized EBITDA	- 141	- 1	- 1	- 1	- 146	-0.4%

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

Annex 2
AB InBev Worldwide	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	278 515	-3 645	-	4 711	279 581	1.7%
of which AB InBev own beer	245 983	-2 539	-	4 037	247 481	1.7%
Revenue	26 854	- 180	-1 724	1 603	26 552	6.0%
Cost of sales	-10 096	- 30	653	- 666	-10 138	-6.6%
Gross profit	16 758	- 210	-1 071	936	16 414	5.7%
SG&A	-8 774	64	544	- 92	-8 258	-1.1%
Other operating income/(expenses)	397	- 4	- 27	28	393	7.0%
Normalized EBIT	8 383	- 150	- 554	872	8 549	10.6%
Normalized EBITDA	10 702	- 55	- 731	935	10 849	8.8%
Normalized EBITDA margin	39.9%				40.9%	104 bps

North America	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	54 627	15	-	-1 007	53 635	-1.8%
Revenue	7 641	7	- 44	98	7 701	1.3%
Cost of sales	-2 832	- 7	14	- 42	-2 869	-1.5%
Gross profit	4 808	1	- 31	55	4 833	1.2%
SG&A	-2 228	- 3	17	17	-2 197	0.7%
Other operating income/(expenses)	2	-	-	19	20	-
Normalized EBIT	2 581	- 2	- 13	91	2 656	3.5%
Normalized EBITDA	2 995	- 2	- 15	67	3 045	2.3%
Normalized EBITDA margin	39.2%				39.5%	38 bps

Middle Americas	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	62 950	- 109	-	1 881	64 722	3.0%
Revenue	5 597	- 59	- 210	407	5 735	7.3%
Cost of sales	-1 662	- 17	60	- 92	-1 711	-5.5%
Gross profit	3 935	- 76	- 150	315	4 024	8.2%
SG&A	-1 625	12	56	74	-1 483	4.6%
Other operating income/(expenses)	27	4	- 1	25	55	79.9%
Normalized EBIT	2 337	- 60	- 95	414	2 595	18.2%
Normalized EBITDA	2 742	- 58	- 111	464	3 036	17.3%
Normalized EBITDA margin	49.0%				52.9%	449 bps

South America	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	64 471	188	-	2 198	66 856	3.4%
Revenue	4 962	12	- 814	611	4 769	12.3%
Cost of sales	-1 879	- 57	312	- 305	-1 928	-15.8%
Gross profit	3 082	- 46	- 502	306	2 841	10.1%
SG&A	-1 588	- 12	250	- 75	-1 427	-4.7%
Other operating income/(expenses)	156	- 4	- 11	- 41	100	-27.0%
Normalized EBIT	1 649	- 62	- 263	190	1 514	12.1%
Normalized EBITDA	2 141	35	- 350	149	1 976	6.9%
Normalized EBITDA margin	43.1%				41.4%	-213 bps

ab-inbev.com

Brussels / 25 July 2019 / 7.00am CET

EMEA	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	41 889	-3 228	-	1 574	40 235	4.1%
Revenue	4 095	- 147	- 348	187	3 786	4.8%
Cost of sales	-1 721	86	142	- 144	-1 637	-8.9%
Gross profit	2 374	- 61	- 207	42	2 149	1.8%
SG&A	-1 473	51	122	- 59	-1 359	-4.2%
Other operating income/(expenses)	117	- 1	- 7	- 11	98	-9.4%
Normalized EBIT	1 018	- 10	- 92	- 27	888	-2.7%
Normalized EBITDA	1 507	- 25	- 134	24	1 373	1.6%
Normalized EBITDA margin	36.8%				36.3%	-113 bps

Asia Pacific	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	54 100	- 32	-	23	54 092	0.0%
Revenue	4 367	- 14	- 302	255	4 306	5.9%
Cost of sales	-1 828	- 2	118	- 32	-1 743	-1.7%
Gross profit	2 539	- 16	- 184	224	2 563	8.9%
SG&A	-1 363	19	85	22	-1 237	1.6%
Other operating income/(expenses)	84	-	- 6	13	91	16.1%
Normalized EBIT	1 259	3	- 105	259	1 417	20.6%
Normalized EBITDA	1 642	3	- 130	273	1 787	16.6%
Normalized EBITDA margin	37.6%				41.5%	384 bps

Global Export and Holding Companies	HY18 Reference base	Scope	Currency Translation	Organic Growth	HY19	Organic Growth
Total volumes (thousand hls)	478	- 478	-	42	42	-
Revenue	193	20	- 5	46	254	23.7%
Cost of sales	- 173	- 33	7	- 52	- 249	-27.9%
Gross profit	21	- 13	3	- 6	5	-74.0%
SG&A	- 496	- 3	15	- 72	- 556	-14.4%
Other operating income/(expenses)	13	- 3	- 2	22	29	233.8%
Normalized EBIT	- 462	- 19	16	- 56	- 522	-11.6%
Normalized EBITDA	- 325	- 9	9	- 42	- 368	-12.4%

ab-inbev.com